Exhibit 99.2

Westbridge Energy Corporation

(name change consolidation of Portrush Petroleum Corp.)

LETTER OF TRANSMITTAL

TO:

Computershare Trust Company

The undersigned hereby represents and warrants that the undersigned is the owner of that number of common shares of Portrush Petroleum Corp. (the “Common Shares”) listed below, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the share(s) represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such share(s).

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates of Westbridge Energy Corporation on the basis of ten (10) shares of Portrush Petroleum Corp. for one (1) share of  Westbridge Energy Corporation.   No fractional shares will be issued. Where the exchange results in a fractional share, the number of  Westbridge Energy Corporation common shares will be rounded down to the nearest whole number.

The undersigned authorizes and directs Computershare Trust Company to issue the certificates for Westbridge Energy Corporation to which the undersigned is entitled as indicated below and to mail such certificates to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by Portrush Petroleum Corp.

Name (Please Print)
Address

City Province Postal Code
Telephone (Business Hours)	Social Insurance Number

Dated:__________________________________

Signature of Shareholder or Authorized Representative (See Instruction 1(e)	Signature guaranteed by (if required under Instruction 1(d):

Name of Shareholder (please print or type)	Authorized Signature

Name of Authorized Representative (please print or type) (if applicable)	Name of Guarantor (please print or type)

Address (please print or type)

1.

Use of Letter of Transmittal

(a)

Each shareholder holding share certificate(s) of Portrush Petroleum Corp. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company (the “Trust Company”) at the offices listed below.

(b)

The method of delivery to Computershare Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c)

Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself.

(d)

Share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP).  The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

(e)

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(f)

Westbridge Energy Corporation reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.

Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare Trust Company together with a letter stating the loss.  Computershare Trust Company will contact you to advise you of the replacement requirements.

3.

Privacy Notice

Computershare is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.  Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4.

Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below.  Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail:

P.O. Box 7021

By Registered Mail,

100 University Avenue

31 Adelaide St E

Hand or Courier

9th Floor

Toronto, ON   M5C 3H2

Toronto, ON   M5J 2Y1

Attn:  Corporate Actions

Attn:  Corporate Actions